UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For 5 October, 2007

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

i) Please note that the Board of Directors of the Company has designated Mr. G. K. Patni as the “Founder Director” of the Company to act in a Non-executive capacity with effect from 1st October, 2007.

Consequently, Mr. G K Patni has ceased to be an Executive Director of the Company with effect from close of business hours on 1st October, 2007.

ii) Please note that the Board of Directors of the Company has designated Mr. A. K. Patni as the “Founder Director” of the Company to act in a Non-executive capacity with effect from 1st  October, 2007.

Consequently, Mr. A. K. Patni has ceased to be an Executive Director of the Company with effect from close of business hours on 1st October, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: 5 October, 2007	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary